[on company letterhead]

February 4, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-0506

RE:	Transamerica Separate Account R3

Transamerica Life Insurance Company

File No. 333-166119

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, Transamerica Life Insurance Company and Transamerica Separate Account R3 (the “Registrant”) hereby request the withdrawal of their Registration Statement on Form N-6 for the variable adjustable life insurance policy (the “Contract”), initially filed with the Securities and Exchange Commission on April 16, 2010 and all amendments and definitive filings associated with it.

Transamerica Life Insurance Company and the Registrant are requesting withdrawal of the Registration Statement for the Contract because Transamerica Life Insurance Company has determined not to sell the Contract. No Contracts were sold in connection with the Registration Statement. Therefore, Transamerica Life Insurance Company and the Registrant hereby request that an order be issued granting their request for withdrawal of the Registration Statement for the Contract as soon as is practicable.

If you have any questions concerning this filing, please contact Karen Carpenter at (319) 491-8364, kcarpenter@wiltonre.com.

Thank you in advance.

By:	/s/ Brian G. Stallworth
Assistant Secretary
Transamerica Life Insurance Company